MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street Vancouver, B.C.
V6B 2X6

June 6, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Newcrest Begins Drilling on Miranda’s Redlich Project and
Joint Venture Partners to Drill Five Additional Miranda Projects in 2005

Miranda Gold Corp. (“Miranda”) is pleased to report that exploration has begun in earnest on its Nevada properties. Seven joint venture partners will be performing mapping, sampling, geophysics, and/or drilling on eight joint ventured properties.

Newcrest Resources Inc. (“Newcrest”) has begun drilling on Miranda’s Redlich property. Newcrest has permitted 20 new holes for 2005 and currently has two drill rigs working on the property. Drill targets include follow-up holes on a new epithermal vein that was encountered in the 2004 drill program. Drill hole R-43 intersected 10 feet of mineralization that averaged 0.68 oz Au/ton, including 5 feet of 1.35 oz Au/ton.

Miranda expects to see a minimum of six of its properties drilled between now and the end of 2005. In addition to Redlich, joint venture partners will be actively exploring the following properties, all of which are located in the Cortez Trend:

  Placer Dome U.S. Inc. (“Placer Dome”) has completed various geochemical surveys at Miranda’s Red Hill property. Evaluation of this data is underway and is expected to provide drill targets for later this summer.

  Newmont Mining Company has proposed an exploration program on the Red Canyon property that is anticipated to begin by mid-June. Expected activities include soil gas sampling, limited geophysical surveys and drilling.

  Agnico-Eagle (USA) Limited is currently evaluating gravity data that relates to the BPV and CONO properties. They intend to drill at least one hole on each property based on this evaluation.

  Newly announced joint venture partner Barrick Gold has indicated that they will drill test the Horse Canyon project. Prior to drilling, geological and geophysical work will be conducted in order to define alteration zones and structures. Initial drilling will likely offset drill hole 96-3 which was lost in low-grade gold mineralization in strongly oxidized and altered carbonate rocks presumed to be part of the lower-plate assemblage.

  At the Fuse project, Placer Dome has committed to a two-year evaluation period. The initial year will likely consist of target identification with drilling scheduled in 2006.

  Golden Aria is expected to begin evaluating the Coal Canyon joint venture later this month. Activities include mapping, rock chip sampling, a mercury soil gas survey, gradient array resistivity and spontaneous potential geophysical surveys. This work is designed to identify drill targets for later testing.

In all, Miranda shareholders should see a steady flow of exploration news beginning later this summer when drill results from Redlich should be available. Joint Venture partners are scheduled to spend at least US $1,100,000 on eight property evaluations in 2005. Miranda will also see joint venture partners contribute approximately US $200,000 to its treasury. As a result of successfully executing the joint venture model, Miranda’s shareholders will be exposed to significant exploration on numerous properties with all funding provided by partners.

Miranda Gold Corp. is a gold exploration company active in Nevada with an emphasis on generating projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Company, Placer Dome U.S. Inc., Agnico-Eagle (USA) Limited, Barrick Gold Corporation and Golden Aria Corp.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.